UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 31, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 31 October 2017 – On 9 August 2017, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No. 596/2014 of the European Parliament and Council of 16 April 2014 (MAR), also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 16 billion to be executed during a 12-month period beginning 2 February 2017.

Under the programme initiated 9 August 2017, Novo Nordisk will repurchase B shares for an amount up to DKK 3.9 billion in the period from 9 August 2017 to 30 October 2017. The programme is now concluded.

Since the announcement as of 23 October 2017, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	11,739,590		3,516,943,792
23 October 2017	200,000	319.88	63,976,712
24 October 2017	200,000	319.20	63,840,481
25 October 2017	210,000	318.90	66,967,985
26 October 2017	200,000	314.13	62,825,964
27 October 2017	200,000	318.06	63,612,479
30 October 2017	194,270	318.28	61,831,623

Accumulated under the programme	12,943,860		3,899,999,036

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 45,995,383 B shares of DKK 0.20, corresponding to 1.8% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,500,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 16 billion during a 12-month period beginning 2 February 2017. As of 30 October 2017, Novo Nordisk has repurchased a total of 44,891,831 B shares equal to a transaction value of DKK 12,199,971,028.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 82 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 31, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer